EXHIBIT 99.1

Statoil ASA: Primary insiders to participate in Statoil's scrip dividend programme

STAVANGER, Norway, May 23, 2016 -- Reference is made to Statoil's (OSE:STL, NYSE: STO) two-year scrip dividend programme approved by the annual general meeting on 11 May 2016. The programme will offer shareholders the option to receive all or part of the quarterly dividend in cash or in newly issued shares in Statoil.

The following overview shows the primary insiders, including close associates, that have made legal binding commitments to subscribe for shares for their entire net dividend amount in all of Statoil's upcoming dividend issues under the scrip dividend programme, commencing from the fourth quarter 2015, and ending after the third quarter 2017. The number of shares each of the primary insiders will be allocated upon expiry of the subscription period for each of the dividend issues will depend on their available dividend amount and the subscription price. Such allocation, and the total shareholding after each allocation, will be communicated in due course in connection with the completion of each of the dividend issues.

  Wenche Agerup, member of the board of directors;
  Lars Christian Bacher, executive vice president;
  Lill-Heidi Bakkerud, member of the board of directors, and her close associate Kjell Vidar Kløvsgård;
  Timothy Dodson, executive vice president;
  Reidar Gjærum, senior vice president, and his close associate Bente Lier;
  Hilde Grønland, company secretary;
  Hans Jakob Hegge, executive vice president and Chief Financial Officer, and his close associate Mette Hegge;
  Magne Andre Hovden, senior vice president;
  Hans Henrik Klouman, senior vice president, including shares held by his company Virkelyst AS;
  John Knight, executive vice president;
  Ørjan Kvelvane, senior vice president;
  Stig Lægreid, member of the board of directors,
  Philippe Mathieu, senior vice president;
  Arne Sigve Nylund, executive vice president;
  Anders Opedal, Chief Operating Officer;
  Torgrim Reitan, executive vice president;
  Irene Rummelhoff, executive vice president;
  Svein Skeie, senior vice president, and his close associate Margrethe Snapa;
  Jakob Stausholm, member of the board of directors;
  Eldar Sætre, President and Chief Executive Officer;
  Jens Økland, executive vice president;
  Margareth Øvrum, executive vice president, and her close associate Inge Eivind Sørvik; and
  Øystein Løseth, chair of the board of directors.

In addition Ingrid Elisabeth Di Valerio, member of the board of directors, has made legal binding commitment to subscribe for shares for her entire net dividend amount of the first year of Statoil's scrip dividend programme, commencing from the fourth quarter 2015, and ending after the third quarter 2016.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

CONTACT:  Peter Hutton, SVP Investor Relations,
          mbl: +44 7881 918 792

          Morten Sven Johannessen, VP Investor Relations USA,
          mbl +1 203 570 2524